

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Luis Solorzano
Chief Executive Officer
Acamar Partners Acquisition Corp.
1450 Brickell Avenue, Suite 2130
Miami, Florida 33131

> **Re: Acamar Partners Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 16, 2020**
> **File No. 333-249723**

Dear Mr. Solorzano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-4

The Subscription Agreements include a jury trial waiver..., page 61

1. We note your response to comment 27 and the updated disclosure on pages 61-62 and 126. In particular, we note the sentence, "No condition, stipulation or provision of the Subscription Agreements serves as a waiver by any Subscriber or by Acamar Partners *of compliance with* the federal securities laws." Please further revise this disclosure to explicitly state whether the provision serves as a waiver by any Subscriber or by Acamar Partners *of a jury trial* in any claims brought pursuant to the federal securities laws.

Unaudited Pro Froma Combined Balance Sheet
Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 71

2.   Refer to footnote (6) - Based on your revised disclosures in footnote (6), it is not clear how the pro forma adjustment to additional paid-in capital, common stock, in the amount of $(39,984) was determined. Please revise footnote (6) to include a tabular schedule showing the various components that were combined to arrive at the amount of this pro forma adjustment.

Unaudited Pro Forma Statements of Operations
Pro Forma Adjustments to the Unaudited Combined Statements of Operations, page 75

3.   Refer to footnote (5) - Please revise to disclose the significant terms of the stock-based compensation grants issued to certain members of management and non-employee directors in connection with the merger. Also, please disclose the significant assumptions that were used to determine the fair value of these stock-based compensation grants and indicate the aggregate amount of compensation expense that you expect to recognize in connection with these stock-based compensation grants.

Detailed chronology of events, page 88

4.   We note your response to comment 15 and reissue our comment. We note your disclosure that the Boards of Directors of both Acamar Partners and CarLotz did not obtain fairness opinions in connection with the business combination. Please expand your disclosure, where applicable, to include the processes employed by the Boards of Directors of *both* Acamar Partners *and* CarLotz to assess the value of the potential transactions outlined in this section, including how each Board determined that the final valuation, and consideration to be received in the transaction, was fair.

Inventory Sourcing, page 165

5.   Please revise your disclosure in this section to discuss the known uncertainties you have disclosed in your risk factors on pages 34 and 36 regarding the concentration of your corporate vehicle sourcing partners and the alternative fee arrangements you may enter into with such partners from time to time that may affect your gross profit per unit. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Debt Obligations, page 177

6.   We note your disclosure on page 178 that, pursuant to a promissory note issued to Automotive Finance Corporation ("AFC") in December, AFC agreed to make one advance of $3M to CarLotz; however, the Amendment to Demand Promissory Note and Security Agreement, filed as exhibit 10.21.1, provides that the Aggregate Advance Limit is $12,000,000. Please reconcile or explain this disclosure. In addition, please file the note purchase agreement and revolving floor plan facility agreements with AFC as exhibits or tell us why they are not required to be filed.

CarLotz Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2020 and 2019

Notes to Condensed Consolidated Financial Statements
Note 18 - Stock-Based Compensation Plan, page F-51

7. Please tell us whether the announced merger agreement with Acamar Partners represents a triggering event for vesting of stock options under the 2017 Stock Option Plan.

Note 22 - Subsequent Events
Acamar Partners Acquisition Corp. Merger, page F-55

8. Please revise to include disclosure of the key terms of the merger with Acamar Partners and disclose how the transaction will be accounted for when consummated. Refer to ASC 805-10-50-1.

Acamar Partners Acquistition Corporation Condensed Financial Statements
For the Three and Nine Months Ended September 30, 2020 and 2019
Notes to Condensed Financial Statements
Note 8. Subsequent Events
Merger Agreement, page F-89

9. Please revise your disclosure to include the terms and purpose of the PIPE Investment to issue 12.5 million shares of Class A common stock at $10 per share to raise proceeds of $12,500,000 to occur concurrently with the merger agreement.

You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jacqueline Kaufman at 202-551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services